SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

API Technologies Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00187E203

(CUSIP Number)

Phillip DeZwirek

2300 Yonge Street, Suite 1710

Toronto, Ontario, Canada M4P 1E4

(416) 593-6543

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00187E203

(1)	Name of reporting person Phillip DeZwirek
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds N/A
(5)	Check Box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canadian Citizen
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 695,667
	(8)	Shared voting power 1,302,150
	(9)	Sole dispositive power 695,667
	(10)	Shared dispositive power 1,302,150
(11)	Aggregate amount beneficially owned by each reporting person 1,997,817
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.0%[1]
(14)	Type of reporting person (see instructions) IN

(1)	Using number in 11 divided by number of outstanding shares of Common Stock and Exchangeable Shares, that for purposes of this Schedule 13D includes all shares issuable upon conversion of all outstanding Exchangeable Shares of API Nanotronics Sub, Inc., and exercise of warrants held by Reporting Person.

SCHEDULE 13D

Amendment No. 5

API Technologies Corp.

Filed by Phillip DeZwirek

This Amendment No. 5, amends and supplements the Schedule 13D originally filed November 16, 2006 with respect to the Common Stock, $0.001 par value of API Technologies Corp. (the “Issuer”), as amended by Amendment No. 1 filed October 19, 2007, Amendment No. 2 filed June 24, 2008, Amendment No. 3 filed July 6, 2009 and Amendment No. 4 filed January 24, 2011. This amendment is being filed to reflect an issuance by the Issuer on March 18, 2011 of approximately 17 million shares of Common Stock, which decreased the percentage owned by Reporting Person below 5% at such time. The numbers provided herein are as of March 18, 2011. Unless otherwise indicated herein, terms used and defined in this Schedule 13D amendment shall have the same respective meanings herein as are ascribed to such terms in the original Schedule 13D, as amended.

Item 4. Purpose of Transaction.

On March 18, 2011, Issuer entered into a Common Stock Purchase Agreement, by and among the Issuer and the Purchasers (as defined therein), pursuant to which the Issuer issued 17,095,102 shares of its Common Stock in a private placement for a purchase price of $6.00 per Share. Such issuance reduced the percentage of Common Stock of Issuer beneficially owned by Reporting Person below 5%.

The Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer. Subject to and depending upon the availability of prices deemed favorable by the Reporting Person, the Reporting Person may choose to purchase additional shares of Common Stock of Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Person may determine to dispose of shares of Common Stock currently in the open market, in privately negotiated transactions with third parties, or otherwise.

Except as described herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

Item 5. Interest in Securities of the Issuer.

The response in Item 5 is hereby replaced in its entirety by the following:

(a)	As of March 18, 2011, Reporting Person was deemed to beneficially own all 287,500 shares of Common Stock underlying the Exchangeable Shares of API Nanotronics Sub Inc. he owns directly, all 208,334 of the shares of Common Stock underlying the warrants he owns directly, all 199,833 shares of Common Stock he owns directly, all 1,148,555 shares of Common Stock owned by Icarus Investment Corp. (“Icarus”), all 123,595 of the shares of Common Stock underlying warrants owned by Icarus, and all 30,000 shares of Common Stock owned by the Reporting Person’s wife, which in the aggregate represented 4.0% of the outstanding Common Stock of Issuer.

(b)	Reporting Person has sole voting power and sole dispositive power with respect to the 495,834 shares of Common Stock underlying Exchangeable Shares of API Nanotronics Sub, Inc. and the warrants that he owns directly and the 199,833 shares of Common Stock he owns directly. Reporting Person shares voting and dispositive power of the 1,272,150 shares of Common Stock of Issuer beneficially owned by Icarus with Jason DeZwirek. Jason DeZwirek is the son of Reporting Person. Although Mr. DeZwirek disclaims ownership of his wife’s shares, he may be deemed to share voting and dispositive power of the 30,000 shares of Common Stock owned by his wife.

(c)	During the 60 days prior to March 18, 2011, Reporting Person effected the following transactions:

On March 1, 2011, Phillip DeZwirek sold 1,900 shares of Common Stock for $6.26 per share and 100 shares of Common Stock for $6.25 per share in open market transactions. Both transactions were effected in his brokerage account in Toronto, Canada. He also acquired from Issuer, on March 18, 2011, 166,667 shares in the private placement described in Item 4 for $6.00 a share.

SCHEDULE 13D

Icarus also acquired on March 18, 2011 from the Issuer 166,667 shares of Common Stock in such private placement for $6.00 a share. On January 31, 2011, $700,000 of convertible debt of Issuer held by Icarus was converted into 233,333 shares of Common Stock at $3.00 per share in accordance with the terms of the debt instrument. Icarus also made the following open market purchase transactions in Issuer’s Common Stock, all effectuated in its account in Toronto, Canada:

Transaction Date	No. of Shares	Share Price
1/12/2011	500	$5.78
1/12/2011	100	$5.85
1/14/2011	500	$6.00
1/14/2011	200	$6.10
1/14/2011	158	$6.15
1/14/2011	842	$6.07
1/14/2011	500	$6.00
1/14/2011	100	$6.07
1/18/2011	1,000	$6.10
1/18/2011	250	$5.99
1/18/2011	250	$6.00
1/24/2011	500	$6.25
1/27/2011	500	$6.45

(d)	Reporting Person is the only person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the 695,667 shares of the Common Stock of Issuer, including the Common Stock underlying the warrants and Exchangeable Shares of API Nanotronics Sub, Inc. owned directly by him. Jason DeZwirek, the son of Reporting Person, is the only person other than Reporting Person who is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,272,150 shares of Common Stock of the Issuer beneficially owned by Icarus, including the Common Stock underlying the warrants owned by Icarus. Although Reporting Person disclaims ownership of his wife’s shares, Reporting Person may be deemed to share with his wife the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of 30,000 shares of Common Stock owned by his wife.

(e)	March 18, 2011.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2013

/s/ Phillip DeZwirek
Phillip DeZwirek